Mail Stop 6010

September 26, 2007

Angela F. Braly
Chief Executive Officer
WellPoint, Inc.
120 Monument Circle
Indianapolis, IN 46204

> **Re: WellPoint, Inc.**
> **Definitive Proxy Statement**
> **Filed April 4, 2007**
> **File No. 001-16751**

Dear Ms. Braly:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

Please comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Compensation Discussion and Analysis, page 28

1.   You disclose that the intent of your executive Total Rewards program is to
        provide a total cash compensation opportunity that is generally between the

median and 75th percentile of the competitive market based on the comparator groups described above, a long-term equity grant that is based on the median allocation in the study described above, and benefits and perquisites that are intended to be competitive with the median of the market. Please disclose where actual amounts paid under each element of benchmarked compensation actually fell within the targeted parameters. To the extent actual compensation for a particular element fell outside of the targeted percentile range, please discuss why.

2.   You disclose that one of your compensation objectives is to deliver compensation that is commensurate with individual performance. Please discuss how the various elements of your Total Rewards program are designed and implemented to reflect each of the named executive officer's individual performance when determining the form and amounts of compensation to award. Please disclose the nature of the personal goals in reasonably complete detail and describe the level of difficulty, or ease, associated with achieving those goals. Refer to Item 402(b)(2)(vii) of Regulation S-K.

Elements of Total Rewards, page 30

3.   You disclose that in approving 2006 compensation, the Compensation Committee reviewed comprehensive tally sheets for each named executive officer covering five years of Total Rewards data and realized equity, in addition to current levels of unrealized vested and unvested equity. Given this disclosure, please discuss the committee's analysis of the information contained in the tally sheets and how the evaluation of this data resulted in specific awards for the fiscal year for which compensation is being reported or modifications to the manner in which your compensation program is implemented.

Process of Setting Executive Compensation, page 31

4.   You disclose that the independent compensation consultants develop recommendations with respect to all CEO compensation actions. With respect to the Compensation Committee's engagement of the consultants, please disclose the nature and scope of the consultants' assignments and the material elements of the instructions or directions given to the consultants with respect to their performance of under their engagements. See Item 407(e)(3)(iii) of Regulation S-K. In addition, please disclose how the committee utilized the consultants' recommendations in setting compensation policies or in awarding specific forms and amounts of compensation for your named executive officers.

2007 Executive Compensation Decisions, page 36

5.   You disclose that your 2007 AIP awards will be paid based on achieving various performance levels for any of the six performance measures. Please include an analysis of what growth levels in your financial and operational metrics the target goals are intended to incentivize.

Please respond to our comments by October 26, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3635 with any questions.

Sincerely,

Tim Buchmiller
Senior Attorney